FIRST AMENDMENT
TO
AMENDED AND RESTATED EXPENSE LIMITATION AGREEMENT

This First Amendment to the Amended and Restated Expense Limitation Agreement ("Amendment") is made and entered into this 16th day of February 2010, by and between Capital Management Associates, Inc. (the "Advisor") and Capital Management Investment Trust (the "Trust"), on behalf of the Capital Management Mid-Cap Fund (the “Fund”).

WITNESSETH:

WHEREAS, the Advisor and the Trust wish to amend that certain Amended and Restated Expense Limitation Agreement ("Agreement") dated February 23, 2006 between the Advisor and the Trust to modify and change the termination date of the Agreement as specified in paragraph 3 of the Agreement;

WHEREAS, the Advisor and the Trust wish to confirm that “acquired fund fees and expenses” as defined in the Form N-1A instructions are excluded from the calculation of aggregate expenses incurred by the Fund in determining the applicable expense limit as specified in sub-paragraph 1.1 of the Agreement; and

WHEREAS, the Advisor and the Trust have determined that it is appropriate and in the best interest of the Fund to change the termination date of the Agreement as set forth below.

NOW THEREFORE, in consideration of the mutual covenants herein contained, the parties hereto agree as follows:

1.  Paragraph 3 of the Agreement is hereby deleted in its entirety and is replaced with the following:

This Agreement with respect to the Funds shall be effective until April 1, 2011 and shall continue from year to year thereafter provided each such continuance is specifically approved by a majority of the Trustees of the Trust who (i) are not "interested persons" of the Trust or any other party to this Agreement, as defined in the 1940 Act, and (ii) have no direct or indirect financial interest in the operation of this Agreement ("Non-Interested Trustees"). Nevertheless, this Agreement may be terminated by either party hereto, without payment of any penalty, upon the provision of a written notice of not less than ninety (90) days prior to the end of the then-current term of the Agreement to the other party at its principal place of business; provided that, in the case of termination by the Trust, such action shall be authorized by resolution of a majority of the Non-Interested Trustees of the Trust or by a vote of a majority of the outstanding voting securities of the Trust. Any termination pursuant to this paragraph 3 shall become effective, unless otherwise agreed upon, on the last day of the then-current term of the Agreement.

2.  Sub-paragraph 1.1 of the Agreement is hereby deleted in its entirety and is replaced with the following:

Applicable Expense Limit. To the extent that the aggregate expenses of every character incurred by a Fund in any fiscal year, including but not limited to investment advisory fees of the Advisor (but excluding interest, taxes, brokerage commissions, acquired fund fees and expenses, other expenditures which are capitalized in accordance with generally accepted accounting principles, other extraordinary expenses not incurred in the ordinary course of such Fund's business, and amounts, if any, payable pursuant to a plan adopted in accordance with Rule 12b-1 under the 1940 Act) ("Fund Operating Expenses"), exceed the Operating Expense Limit, as defined in Section 1.2 below, such excess amount (the "Excess Amount") shall be the liability of the Advisor.

3.  Except as expressly modified or amended herein, all other terms, provisions and conditions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be signed by their duly authorized officers the day and year first above written.

CAPITAL MANAGEMENT INVESTMENT TRUST
ON BEHALF OF CAPITAL MANAGEMENT MID-CAP FUND

By: ___/s/ Joseph V. Shields_________
Joseph V. Shields, Chairman

CAPITAL MANAGEMENT ASSOCIATES, INC.

By: ___/s/ Joseph V. Shields_________
Joseph V. Shields,
Chairman & Chief Executive Officer